Exhibit 16.1

October 18, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Gentlemen:

We have read Item 4.01 (a) of Form 8-K dated October 18, 2004, of Array BioPharma, Inc. and are in agreement with the statements contained in the second and third paragraphs on pages therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young, LLP

Copy to Array BioPharma, Inc